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04012501

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of Fukuoka Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 1117 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/4/04

Annual Report 2003



The Bank of Fukuoka, Ltd.

PROFILE

The Bank of Fukuoka, Ltd., is one of Japan's top regional banks and maintains the leading position in its home market of Fukuoka Prefecture and the greater Kyushu region in western Japan.

With a management philosophy of contributing to the development of its home market and taking an enterprising approach to offer clients superior-quality financial services, the Bank of Fukuoka is committed to being a bank that is well trusted and liked by the people in the communities it serves.

The Bank of Fukuoka is proud of its efforts to continually make major contributions to the further development of its home market economy and society by accurately addressing the increasingly diverse and sophisticated needs of clients.

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended March 31, 2003 and 2002 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	Millions of yen		Millions of U.S. dollars (Note 1)
	2003	2002	**2003**
For the Year:			
Total income	**¥ 166,191**	¥ 172,334	**$ 1,382**
Total expenses	**149,414**	140,431	**1,243**
Income (loss) before income taxes and minority interests	**16,777**	31,903	**139**
Net income (loss)	**7,691**	18,515	**63**
At Year-End:			
Deposits	**¥6,153,040**	¥5,965,509	**$51,190**
Loans and bills discounted	**5,175,690**	4,850,762	**43,058**
Securities	**1,363,022**	1,236,918	**11,339**
Total assets	**6,995,294**	6,741,525	**58,197**
Total stockholders' equity	**314,974**	295,479	**2,620**
Capital ratio (%) (Note 3)	**9.44%**	9.48%	
	Yen		U.S. dollars (Note 1)
Per Share Data:			
Net income (loss):			
Basic	**¥12.07**	¥29.25	**$0.100**
Diluted	**11.07**	26.22	**$0.092**

Notes: 1. The U.S. dollar amounts represent translations of Japanese yen at ¥120[20]=US$1.00, the exchange rate on March 31, 2003.
2. The years stated in the text are for the fiscal year, which runs from April 1 of the previous year through March 31.
3. Capital ratios are based on domestic standards.

NON-CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended March 31, 2003 and 2002 The Bank of Fukuoka, Ltd.

	Millions of yen		Millions of U.S. dollars (Note 1)
	2003	2002	**2003**
For the Year:			
Total income	**¥ 161,737**	¥ 167,969	**$ 1,345**
Total expenses	**145,921**	136,431	**1,213**
Income (loss) before income taxes	**15,815**	31,536	**131**
Net income (loss)	**7,458**	18,392	**62**
At Year-End:			
Deposits	**¥6,164,986**	¥5,974,964	**$51,289**
Loans and bills discounted	**5,178,486**	4,853,466	**43,082**
Securities	**1,362,852**	1,236,895	**11,338**
Total assets	**6,990,771**	6,737,226	**58,159**
Total stockholders' equity	**313,033**	294,211	**2,604**
Capital ratio (%) (Note 3)	**9.35%**	9.40%	
	Yen		U.S. dollars (Note 1)
Per Share Data:			
Net income (loss):			
Basic	**¥11.69**	¥28.97	**$0.097**
Diluted	**10.74**	25.99	**0.089**
Cash dividends applicable to the year	**5.00**	5.00	**0.042**

Notes: 1. The U.S. dollar amounts represent translations of Japanese yen at ¥120[20]=US$1.00, the exchange rate on March 31, 2003.
2. The years stated in the text are for the fiscal year, which runs from April 1 of the previous year through March 31.
3. Capital ratios are based on domestic standards.

A MESSAGE FROM THE PRESIDENT



Kiyoshi Teramoto, President

Key Management Policies

Management Philosophy

The Bank of Fukuoka, Ltd. provides quality financial services based on its set of "5C" Values, thereby ensuring sustainable growth in its corporate value.

"5C" Values

The Bank of Fukuoka's 5 guiding organizational/human resource principles

Customer

Dedicated with Primary Focus on our customers

Credibility

Building Long-standing Relationship with customers and our regional community

Contribution

contributing organization and human resource base to customers and the regional economy

Challenge

Proactive thinking in any circumstance

Change

Ever-evolving organization with matching human resource capabilities

As the leading bank in the region, we aim to continue contributing to the well-being of customers and the community and to be the preeminent bank in the area unimpeded by the traditional roles of a regional bank. To that end, we will raise the attractiveness of the Bank of Fukuoka through efforts to make both qualitative and quantitative improvements by charting a course for growth and accelerating operations.

Business Environment

In fiscal 2003, ended March 31, 2003, despite signs of improved private-sector profitability following a recovery in overseas economies, the Japanese economy continued to experience low growth and deflation owing to weak domestic demand. However, uncertainty concerning the direction of the global economy grew amid such factors as political instability worldwide, alongside the Nikkei Stock Average hitting an all-time low since the collapse of the bubble economy, thereby producing a very dismal economic environment overall. Economic revitalization measures were undertaken through the implementation of the "Front-Loaded Reform Program" in October to accelerate the pace of disposal of non-performing loans, while the Action Program for Strengthening Functions of Relationship Banking was submitted to regional banks in March 2003, which includes policies drafted towards revitalization ensuring financial soundness and improving profitability.

Amid such an operating environment, the Bank of Fukuoka worked to streamline every area of its operations to secure its target of a record-high core banking profit of ¥51.5 billion in fiscal 2003, marking the conclusion of the "New Century Plan." In line with the "Front-Loaded Reform Program," write-offs and reserves practices were newly introduced using the discount cash flow (DCF) method, thereby contributing to the soundness of the Bank of Fukuoka. As outlined in the new medium-term management plan, "New Century Plan II," launched from the current fiscal year, as a means of further improving profitability and financial soundness while steadily reaching our targeted goals, we aim to achieve high corporate value through our ultimate goal of a core banking profit of ¥70.0 billion and net income of ¥30.0 billion.

"New Century Plan II" Medium-term Management Plan

From fiscal 2004, the Bank of Fukuoka launched its new three-year medium-term management plan, "New Century Plan II."

In the previous "New Century Plan," we established a variety of infrastructures targeting corporate and individual segments while working to keep pace with the changing times and ensure the success of growth strategies. In the "New Century Plan II," specific goals are set to augment employee expertise to enable precise management of these infrastructures and optimization of every division of the Bank by refining and upgrading facilities and integrating them organically into one network.

Also, as covered in the "New Century Plan II," we aim to promote an image as a "Leading Bank Sustained by Solid Growth" and attain high corporate value by achieving high profitability and ensuring lending portfolio soundness. Concurrently, we are centering our key policy around "Sustained Growth," and will work to advance the various strategies and measures entailed in the management plan to ensure sustainable growth is achieved.

In Partnership with Communities

The Bank of Fukuoka hopes to maintain financial soundness in operations to instill a level of trust among customers, and earnestly undertake its mission as a regional financial institution contributing to the well-being of the community by providing unparalleled financial services.

Kiyoshi Teramoto

Kiyoshi Teramoto, President

The Bank of Fukuoka Management Strategy–Medium-term Management Plan "New Century Plan II"

In line with the medium-term management plan "New Century Plan II," the Bank of Fukuoka aims to promote an image of being a "Leading Bank Sustained by Solid Growth" by achieving high profitability, ensuring lending portfolio soundness, pursuing advanced operational/business management methodologies and realizing high corporate value.

Having established "Sustained Growth" as a key management policy, we are determined to attain an even higher level of growth by applying a full range of measures.

Measures Against Loan Losses

The Bank of Fukuoka's Disposal of Loan Losses

The Bank of Fukuoka significantly ramped up its reserve for possible loan losses in fiscal 2001 and made ample preparations for any possible defaults on loans. Furthermore, as outlined in the "Front-Loaded Reform Program" announced by the Financial Services Agency in October 2002, the Bank began employing the discount cash flow (DCF) method in fiscal 2003 with all of the leading banks in Japan, and is currently working to increase the stringency of its asset assessment methodology using more exacting standards. As of the end of March 31, 2003 total non-performing loans (loans applicable to the Financial Reconstruction Law (FRL)) decreased by ¥104.2 billion to ¥344.6 billion.

Preparations Against Non-performing Loans

As a result of efforts to ramp up loan-loss reserves that employ the DCF method as well as increase stringency in evaluating the value of assets, collateral against and reserves for NPLs totaled ¥289.5 billion, or achieved a coverage ratio of 84.0%, which is a level sufficient to ensure proper reserves and fiscal soundness.

In addition, the portion of coverage by reserves represented 55.2% of total coverage, which includes coverage by collateral or guarantees.

Creation of the Special Credit Supervision Division

The Bank of Fukuoka established the Special Credit Supervision Division to accelerate the disposal of NPLs and conduct business reconstruction. This division will employ various arrangements and methods and provide reconstruction assistance to aid local businesses' efforts.

The Bank also refined its corporate structure in a way that enables it to forestall worsening financial conditions among its debtor companies by augmenting consultative sales and financial advisory services.

Establishment of Servicers

We established Fukuoka Servicing Co., Ltd. as a servicer dedicated to reconstruction of businesses, and will pursue the business reconstruction of debtor companies while also aiding their rapid return to financial soundness. This move will support reconstruction efforts as a Banking Group, even after the off-balance-sheet stage of rebuilding businesses, and help the Bank of Fukuoka fulfill its mission as a local banking institution.

Compliance Structure

In recognizing that trustworthiness is a bank's biggest asset, the Bank of Fukuoka is working relentlessly to establish and perfect a compliance system, given its status as a top priority in Bank management. Specifically, while developing a system centered around the Compliance Department–the central coordinating body–that allows it to collaborate with different departments to determine whether operations are being conducted as prescribed by various regulations and Bank protocols, we have also drafted a Compliance Manual that covers the standards of expected employee behavior and are currently preparing an employee training course based on that manual.

The Compliance Committee, which includes outside lawyers and public accountants, regularly evaluates and checks the integrity of the Bank's compliance system arrangements, annually revises its compliance program as a framework for steadily achieving compliance, and is working to develop both a compliance organization and internal regulations.

To gain added trust and support from customers and stockholders, the Bank of Fukuoka will redouble efforts at further refining its compliance system.

Risk Management System

While business opportunities for banking institutions are expanding as a result of liberalization of banking, progress in internationalization and advances in financial technologies, the risks that banks face are becoming increasingly varied and complex. Amid this operating climate, adequate analysis of risks and proper management take on an increasing importance.

To conduct management in a way that strikes a balance between fiscal health and increased profitability, the Bank of Fukuoka is augmenting its risk management as outlined below.

Risk Management

In view of the importance of risk management, the Bank is building a risk management structure under the direction of the Board of Directors. Specifically, the Board of Directors established the risk management rules for internal use and the annual risk management policies.

Furthermore, the Bank is appointing managerial heads for each risk category to achieve management that can adapt to the unique traits of each of them, and the General Planning Division is being transformed structurally to comprehensively manage such risks.

Credit Risk

Given that credit risk is the largest risk that banks face, proper credit risk management, which entails maintaining a healthy asset base while securing sufficient profits, is the most essential element of bank management activities.

Specifically, we established a credit policy that clearly outlines the fundamental ideas, decisions and practices needed for proper management in the credit business, and are promoting greater understanding of and compliance with these tenets among executives and employees.

Furthermore, via special positions within the Bank that manage and oversee credit risk, we have established a unified operational structure comprising such credit risk activities as rating the credit of debtors who use Corporate Financial Analysis Systems, provision of financial scoring, self-assessment of the Bank's assets, write-offs and reserves as well as disclosure, and we also aim to achieve an advanced form of credit operations management founded on quantification of credit risk.

Market Risk

Via the Board of Directors, the Bank of Fukuoka determines the market-related risk management policies and market-related risk management rules, thereby deciding on the basic policies and rules for risk management in market operations.

Moreover, regarding risk positions and limits, the Bank of Fukuoka limits risks and other factors after accounting for the Bank's profitability and risk management capabilities. The risk positions are regularly revised twice a year.

In market transactions, mutual supervision is ensured through the section of operations between the Funds & Securities Group, which is the executive section for transactions, and the Trading Department (both are front office operations), the Treasury Risk Management Group, which is the risk management section (middle office operations), and the Treasury Administration Group, which is the operations management section (back office operations).

The Treasury Risk Management Group calculates risk and monitors the level of compliance, and is bolstering its risk management structure through such initiatives as reporting trading transactions daily and banking transactions monthly to group executives who oversee the Market Division, while also reporting regularly to the ALM Committee and Board of Directors.

Regarding market risk, we are conducting finely tailored risk management using such diverse tools as combining Value At Risk (VaR) and Basis Point Value (10BPV) methods.

Liquidity Risk

The Bank of Fukuoka views liquidity risk as a major concern. The Board of Directors formulates policies and rules relating to the management of liquidity risk. This includes classifying cash flow conditions into normal, caution advised, at risk and high risk categories and establishing appropriate responses.

To prevent liquidity risk from becoming excessive, risk management is implemented on a daily basis by placing limits on daily fund procurement amounts and other such measures. Each month, the Treasury Risk Management Group provides the ALM Committee with a report relating to the state of the Bank's cash flow management and compliance with prescribed limits, and periodically provides the Board of Directors with reports.

Administrative Risk

In light of the fact that administrative risk is present in all operations, the Bank of Fukuoka established Administrative Risk Management Rules and Administrative Risk Management Policies, within which we are building a structure to comprehensively manage administrative risk, which includes developing appropriate measures for reducing operational risk.

To suitably respond to increasingly diverse and complex operations and avoid envisioned administrative risk, we are aggressively working to augment our check functions through increased automation and systematization, and by use of computer systems, while also pursuing increased efficiency in operations by concentrating marketing offices at the Bank's Headquarters.

Systems Risk

As the Bank of Fukuoka gives top priority to the stable operation of its mainframe system, which was completed in January 2003 and is used jointly with the Hiroshima Bank, we will pursue various measures aimed at further raising the reliability of the system. In addition to installing backup computer equipment, we also backed up the communication link that ties together branches, ATMs and other facilities, as well as customer account data, thereby completing significant preparations for ensuring safe operations.

The privacy of customers' data is protected by advanced encryption techniques and measures to prevent leakage of information, as well as device technologies that block unauthorized access. Further security is provided by the rigorous administration of strict security policies.

Furthermore, in preparation for such large-scale disasters as earthquakes, we have introduced a mainframe system that operates through two bases at the Hiroshima Center and Fukuoka Center, so that financial services continue to be available even when a disaster strikes one of the areas.

PERFORMANCE AND OUTLOOK (NON-CONSOLIDATED)

In fiscal 2003, ended March 31, 2003, despite the finance economy displaying signs of improved corporate profitability due to increased exports on the back of a recovery in the overseas economy, the ironworks industry remained sluggish under the impact of lackluster domestic demand, while the unemployment rate remained extremely high. The impact of concerns over a slowdown in the U.S. economy and instability in the international political climate combined with rising uncertainty over the direction of the global economy, resulted in a waning stock market overall as illustrated by the Nikkei Average hitting an all-time low since the collapse of the bubble economy.

To address these conditions, the Bank of Fukuoka worked to raise asset efficiency in operations and procurement and streamline every tier of operations in a bid to raise profitability.

For the term, ordinary income decreased ¥2,456 million to ¥159,879 million. Overhead expenses rose ¥9,597 million to ¥144,804 million, chiefly as a result of the introduction of write-off and reserves practices using the discount cash flow (DCF) method, which is based on write-offs of stock from falling stock prices and the content of the "Front-Loaded Reform Program."

In aggregate, operating profit declined ¥12,053 million to ¥15,074 million, while net income fell ¥10,934 million to ¥7,458 million.

Earnings

In fiscal 2003, gross business profit was ¥124,700 million, as net fees and commissions and other profit were able to cover a decrease in net interest income due to low interest rates.

Core banking profit rose ¥6,600 million to reach a record high of ¥51,500 million, chiefly on account of increased from international profit, fees and commissions and expense deduction mainly related to personnel.

Loans

The Bank of Fukuoka worked to increase transactions for loans chiefly among local businesses and individuals. As a result, total loans at year-end increased ¥325,000 million to ¥5,178.500 million owing to large balances among both individual and corporate segments.

Deposits

Owing to continued briskness in demand deposits from the previous term, deposits rose ¥101,000 million to ¥5,896,600 million. Moreover, negotiable certificates of deposits rose ¥89,100 million to ¥268,400 million, to produce an increase of ¥190,100 million in the total balance to ¥6,165,000 million.

FINANCIAL REVIEW (NON-CONSOLIDATED)

Years ended March 31, 2003 and 2002 The Bank of Fukuoka, Ltd.

Earnings Performance

	Millions of yen	
	2003	2002
Net interest income	**¥106,728**	¥105,163
Net fees and commissions	**16,799**	15,481
Net trading income	**144**	95
Net other operating income	**1,032**	(633)
Gross banking profit	**124,705**	120,106
Expenses	**73,116**	75,490
Transfer to general reserve for possible loan losses	**(5,812)**	(7,391)
Net banking profit	**¥ 57,400**	¥ 52,007

	Millions of yen				
	2003	2002	2001	2000	1999
Total income	**¥161,737**	¥167,969	¥193,421	¥178,793	¥207,194
Income (loss) before income taxes	**15,815**	31,536	(132,284)	8,565	10,280
Net income (loss)	**7,458**	18,392	(76,835)	5,290	4,537
ROE	**2.45**	6.31	△24.54	1.57	1.55

Capital Ratio

	Millions of yen	
(Domestic Standard)	**2003**	2002
Tier I	**¥ 220,118**	¥ 215,569
Tier II	**153,745**	146,014
Deducted items	**202**	202
Total capital (A)	**¥ 373,660**	¥ 361,382
Risk-adjusted assets:		
On-balance-sheet items	**¥3,904,233**	¥3,743,961
Off-balance-sheet items	**88,796**	97,750
Total (B)	**¥3,993,029**	¥3,841,712
Capital ratio (A)/(B) (%)	**9.35%**	9.40%

Reserve for Possible Loan Losses

	Millions of yen				
	2003	2002	2001	2000	1999
Reserve for possible loan losses:					
General reserve	**¥ 55,718**	¥ 61,530	¥ 68,921	¥34,310	¥30,932
Specific reserve	**120,655**	164,596	198,318	64,801	64,021
Reserve for loans to specific overseas countries	**156**	136	173	111	251
Total	**¥176,530**	¥226,262	¥267,413	¥99,223	¥95,205

Risk-Monitored Loans

	Millions of yen	
	2003	2002
Loans to borrowers in bankruptcy (A)	**¥ 38,279**	¥ 43,725
Delinquent loans (B)	**195,838**	292,325
Loans past due for three months or more (C)	**64**	606
Restructured loans (D)	**108,062**	107,691
Total (E = A + B + C + D)	**342,244**	444,348
Total loans and bills discounted (F)	**¥5,178,486**	¥4,853,466
Risk-monitored loans as a percentage of total loans and bills discounted (E/F) (%)	**6.60%**	9.15%
Balance of reserve for possible loan losses (G)	**¥ 158,878**	¥ 199,108
Reserve ratio (G/E) (%)	**46.42%**	44.80%
Guarantees and collateral (H)	**¥ 128,459**	¥ 181,109
Coverage ratio (G + H/E) (%)	**83.95%**	85.56%

Notes: 1. Risk-Monitored Loans are disclosed based on the standards under the Banking Law of Japan. As all loans are disclosed irrespective of amounts covered by collateral or guarantees, the disclosed amount should not be construed as representing an amount that is wholly unrecoverable.

2. (A) Loans to borrowers in bankruptcy: Nonaccrual loans to borrowers in legal bankruptcy

(B) Delinquent loans: Nonaccrual loans other than loans to borrowers in bankruptcy and restructured loans

(C) Loans past due for three months or more: Loans on which payments of principal or interest have been in arrears for three months or more, but do not meet the criteria for loans to borrowers in bankruptcy and delinquent loans

(D) Restructured loans: Loans which have been restructured to support the rehabilitation of certain borrowers who are encountering financial difficulties, with the intention of ensuring recovery of the loans by providing easier repayment terms for the borrowers, and are not classified in any of the above categories

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2002 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2003	2002	2003
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Assets			
Cash and due from banks (Note 17)	**¥ 199,950**	¥ 269,558	**$ 1,663**
Call loans and bills bought	**43,089**	160,768	**358**
Monetary receivables bought	**8,946**	4,886	**74**
Trading assets (Note 1(c))	**7,665**	38,618	**63**
Money held in trust (Note 3)	**1,511**	1,801	**12**
Securities (Notes 1(d), 4, 8 and 14)	**1,363,022**	1,236,918	**11,339**
Loans and bills discounted (Notes 5 and 8)	**5,175,690**	4,850,762	**43,058**
Foreign exchange assets (Note 6)	**2,461**	2,994	**20**
Other assets (Note 8)	**65,825**	67,353	**547**
Premises and equipment (Notes 7 and 8)	**145,997**	147,657	**1,214**
Deferred tax assets (Note 14)	**64,518**	81,350	**536**
Excess of net assets acquired over cost (Note 1(b))	**38**	49	**0**
Customers' liabilities for acceptances and guarantees (Note 13)	**97,788**	109,838	**813**
Reserve for possible loan losses (Note 1(g))	**(181,211)**	(231,033)	**(1,507)**
Total assets	**¥6,995,294**	¥6,741,525	**$ 58,197**
Liabilities , minority interests and stockholders' equity			
Liabilities			
Deposits (Note 8)	**¥6,153,040**	¥5,965,509	**$ 51,190**
Call money and bills sold (Note 8)	**54,810**	48,410	**455**
Deposits received for bonds lending / borrowing transactions	**116,779**	–	**971**
Trading liabilities (Notes 1(c) and 8)	**164**	–	**1**
Borrowed money (Note 9)	**75,063**	55,072	**624**
Foreign exchange liabilities (Note 6)	**224**	242	**1**
Bonds payable (Note 10)	**24,040**	26,650	**200**
Convertible bonds (Note 10)	**—**	47,417	**—**
Bonds with stock subscription rights (Note 10)	**47,417**	–	**394**
Other liabilities	**69,476**	149,699	**578**
Reserve for employees' retirement benefit (Note 11)	**1,019**	1,107	**8**
Deferred tax liabilities on land revaluation account (Notes 7 and 15)	**38,293**	39,754	**318**
Acceptances and guarantees (Note 13)	**97,788**	109,838	**813**
Total liabilities	**6,678,117**	6,443,702	**55,558**
Minority interests	**2,202**	2,342	**18**
Stockholders' equity			
Common stock	**58,658**	58,658	**488**
Capital surplus	**36,913**	36,913	**307**
Earned surplus	**128,732**	123,830	**1,070**
Land revaluation account	**56,051**	55,327	**466**
Unrealized gains of securities	**35,220**	21,662	**293**
Less treasury stock	**(602)**	(912)	**(5)**
Total stockholders' equity	**314,974**	295,479	**2,620**
Total liabilities , minority interests and total stockholders' equity	**¥6,995,294**	¥6,741,525	**$ 58,197**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2003 and 2002 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2003	2002	2003
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Income			
Income from funds under management:			
Interest on loans and bills discounted	**¥ 98,596**	¥ 102,045	**$ 820**
Interest and dividends on securities	**29,454**	30,415	**245**
Interest on call loans and bills bought	**86**	1,117	**0**
Interest on receivables under resell agreement	**—**	0	**—**
Interest on due from banks	**21**	2,429	**0**
Interest on others	**1,410**	1,032	**11**
Trust fees	**2**	2	**0**
Fees and commissions	**24,078**	22,297	**200**
Trading income	**144**	95	**1**
Other operating income	**6,217**	4,294	**51**
Other income	**6,180**	8,602	**51**
Total income	**166,191**	172,334	**1,382**
Expenses			
Cost of fund-raising:			
Interest on deposits	**3,968**	7,844	**33**
Interest on call money and bills sold	**534**	888	**4**
Interest on bonds lending / borrowing transactions	**1,539**	—	**12**
Interest on borrowed money	**1,742**	1,673	**14**
Interest on bonds payable	**1,491**	1,611	**12**
Interest on convertible bonds	**—**	521	**—**
Interest on bonds with stock subscription rights	**521**	—	**4**
Interest on others	**12,630**	19,020	**105**
Fees and commissions	**6,257**	5,346	**52**
Other operating expenses	**1,261**	1,220	**10**
General and administrative expenses	**78,642**	80,029	**654**
Other expenses	**40,825**	22,276	**339**
Total expenses	**149,414**	140,431	**1,243**
Income before income taxes and minority interests	**16,777**	31,903	**139**
Provision for income taxes: (Note 15)			
Current	**681**	468	**5**
Deferred	**8,102**	12,818	**67**
	8,783	13,286	**73**
Minority interests	**302**	99	**2**
Net income (Note 16)	**¥ 7,691**	¥ 18,515	**$ 63**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended March 31, 2003 and 2002 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2003	2002	2003
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Capital surplus			
Balance at beginning of year	¥ 36,913	¥ 36,913	$ 307
Increase of capital surplus	–	–	
Decrease of capital surplus	–	–	–
Balance at end of year	**¥ 36,913**	¥ 36,913	**$ 307**
Retained earnings			
Balance at beginning of year	¥ 123,830	¥ 108,226	$ 1,030
Net income	**7,691**	18,515	**63**
Transfer from land revaluation account	**428**	288	**3**
Increase due to exclusion of subsidiary from consolidation	**2**	–	**0**
Cash dividends paid	**(3,164)**	(3,164)	**(26)**
Bonuses to directors and corporate auditors	**(50)**	(35)	**(0)**
Decrease due to exclusion of subsidiary from consolidation	**(5)**	–	**(0)**
Balance at end of year	**¥ 128,732**	¥ 123,830	**$ 1,070**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2003 and 2002 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2003	2002	2003
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 16,777	¥ 31,903	$ 139
Depreciation of premises and equipment	4,814	4,244	40
Depreciation of excess of net assets acquiredover cost	11	13	0
Equity in earnings of affiliates	0	(3)	0
Net change in reserve for possible loan losses	(49,821)	(40,015)	(414)
Net change in reserve for losses on investments	—	(797)	—
Net change in reserve for possible losses on loans sold	—	(2,790)	—
Net change in reserve for employee retirement benefits	(88)	(4,493)	(0)
Interest income	(129,569)	(137,042)	(1,077)
Interest expenses	22,427	31,559	186
Net loss related to securities transactions	15,756	16,651	131
Net (income) loss from money held in trust	(11)	287	(0)
Net exchange gain	(1,308)	(26)	(10)
Net loss from disposition of premises and equipment	625	498	5
Net change in trading assets	30,952	(14,454)	257
Net change in trading liabilities	164	—	1
Net change in loans and bills discounted	(324,928)	(99,273)	(2,703)
Net change in deposits	101,923	230,608	847
Net change in negotiable certificates of deposit	85,558	(72,865)	711
Net change in borrowed money (excluding subordinated borrowed money)	(1,009)	(2,895)	(8)
Net change in deposits with banks	68,418	76,940	569
Net change in call loans	117,679	38,923	979
Net change in call money	6,399	31,363	53
Net change in pledged money for securities lending transactions	—	(1,071)	—
Net change in deposits received for bonds lending / borrowing transactions	48,103	—	400
Net change in foreign exchange assets	532	1,129	4
Net change in foreign exchange liabilities	(18)	50	(0)
Interest received	133,243	135,875	1,108
Interest paid	(23,316)	(38,011)	(193)
Bonuses to directors and corporate auditors	(50)	—	(0)
Other, net	(4,571)	(15,415)	(38)
Subtotal	118,695	170,891	987
Income taxes refund (paid)	1,811	(6,937)	15
Net cash provided by operating activities	120,506	163,954	1,002
Cash flows from investing activities:			
Purchases of securities	(466,049)	(508,878)	(3,877)
Proceeds from sale of securities	143,334	103,050	1,192
Proceeds from maturity of securities	184,899	202,428	1,538
Decrease in money held in trust	301	15,366	2
Purchases of premises and equipment	(2,620)	(2,251)	(21)
Proceeds from sale of premises and equipment	799	547	6
Net cash used in investing activities	(139,335)	(189,736)	(1,159)
Cash flows from financing activities			
Proceeds from issuance of subordinated borrowed money	21,000	3,000	174
Dividends paid	(3,161)	(3,164)	(26)
Dividends paid for minority	(3)	(3)	(0)
Payments for purchase of treasury stock	(126)	(35)	(1)
Proceed from sale of treasury stock	—	20	—
Net cash provided by (used in) financing activities	17,708	(183)	147
Effect of exchange rate changes on cash and cash equivalents	(68)	51	(0)
Net decrease in cash and cash equivalents	(1,189)	(25,914)	(9)
Cash and cash equivalents at beginning of year	199,208	225,123	1,657
Cash and cash equivalents at end of year (Note 17)	¥ 198,019	¥ 199,208	$ 1,647

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") and subsidiaries have been compiled from the consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan and have been prepared in accordance with accounting principles and practices generally accepted in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Bank and all companies controlled directly or indirectly by the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank does not have any companies over which the Bank exercise significant influence in terms of their operating and financial policies.

Differences between the cost and the underlying net equity at fair value of investments in subsidiaries at the date of acquisition is amortized over a period of 5 years on a straight-line basis.

c. Trading Assets and Liabilities

Trading account transactions are transactions in which profit opportunities arise from the differences between different markets and short-term movements in rates and other indices, including interest rates, currency exchange rates, and dealing in marketable securities. These transactions are included in the consolidated financial statements as of the respective trading dates.

"Trading assets" and "Trading liabilities" are valued as follows: securities and monetary assets are valued at market price at the balance sheet date; swaps, futures, options and other derivative transactions are valued on the assumption that they were settled at the balance sheet date.

d. Securities

Investment securities in unconsolidated subsidiaries which are not accounted for by the equality method are stated and cost, being determined by the moving-average method.

Other securities whose market value are available are stated at the market value at the fiscal year end and other non-marketable securities are stated at cost or amortized cost computed by moving-average method.

Unrealized gains and losses on other securities are included in stockholder's equity, net of income taxes.

Securities included in Money held in trust are stated at the market value.

In the bond lending / borrowing with cash collateral transactions, the cash used to be included in deposits for bond lending transaction in other liabilities as a bond lending / borrowing transactions with cash collateral. Effective from this fiscal interim term onwards, they are recorded as cash transactions with securities collateral and included in "Deposit received for bond lending or borrowing transactions" in accordance with "Practical guide for Accounting for Financial Instruments" (JICPA Accounting System Committee Report No.14).

As a result of this change, other liabilities decreased by ¥116,779 million and "Deposit received for bond lending or borrowing transactions" increased by the same amount.

From this fiscal term and onwards, the Bank has adopted "Accounting Standards for Treasury stock and Reversal of Legal reserves" (Financial Accounting Standard No.1). There was no effect by this standard to assets and shareholders' equity in this fiscal term. Shareholders' equity section of the consolidated balance sheet in this fiscal term have been prepared in accordance with the amended regulations on financial statements and the Application Rule of the Banking Law.

e. Derivative transactions

In the same manner as for transactions for trading purposes, the mark-to-market method is also applied to the valuation of derivatives transactions.

f. Premises and Equipment

Depreciation for buildings and equipment of the Bank and its subsidiaries is computed using the declining-balance method at rates principally based on the following estimated useful lives:

Buildings	3 years to 50 years
Equipment and furniture	2 years to 20 years

Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method for over the estimated useful lives of 5 years.

g. Reserve for possible loan losses

The Reserve for Possible Loan Losses is maintained in accordance with internally established standards for write-offs and provisions:

· For credits extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation in the Commercial Law or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at 100% of amounts of claims net of expected amounts from the disposal of collateral and/or the amounts recoverable under guarantees.

· For credits extended to obligors that are not yet legally or formally bankrupt but who are substantially bankrupt, reserves are maintained at the amount deemed necessary based on overall solvency analyses, on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.

· For credit extended or obligors that are not yet legally or formally bankrupt but who are substantially bankrupt or the obligors whose credit terms are rescheduled or reconditioned and exceed the certain threshold, the Discounted Cash Flow Method are applied if cash flows on repayment of principals and collection of interest of the loan can be reasonably estimated. The Discounted Cash Flow Method (the DCF Method) requires that the difference between the cash flows discounted by the original interest rate and the carrying value of the loan be provided as a reserve for possible loan losses.

· For credits extended to other obligors, reserves used to be maintained at rates derived from historical credit loss experiences. Effective the year ended March 31, 2003, reserves are maintained at rates derived from default experiences for a certain period in the past, etc.

· For credits extended to other obligors, reserves are maintained at rates derived from historical credit loss experiences, etc.

· Reserves for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on the analyses of political and economic climates of the countries.

All credits are assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

Effective the year ended March 31, 2003, the Bank has applied above said the DCF Method and use of the default ratio considering "Consideration in the audit when the DCF Method is applied to provide the reserve for possible loan losses by the banks and financial institutions "issued by the JICPA on February 24,2003. As a result of this application, net income decreased by ¥6,398 million compared to the case that the previous method were used.

Reserve for loan losses in consolidated subsidiaries are provided by the actual write off ratio, etc.

h. Reserve for employee retirement benefits

Reserve for employee retirement benefits, which is provided for the future pension payment to employees, is recorded at the amount accrued at the end of the fiscal year, based on the projected benefit obligation and the estimated pension plan asset amounts at the end of the current fiscal year. Prior Service Liabilities and actuarial gains or losses are amortized mainly as follows:

· Prior Service Liabilities are charged to operations as incurred.

· Actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over the average remaining service period of the current employees (10 years).

i. Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies, are translated into Japanese yen at the exchange rates prevailing at the balance sheet dates.

With regard to accounting for foreign currency transactions, the Bank had adopted a "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Audit Committee, Report No.20) in the prior year. However, effective this fiscal term, the Bank has adopted a "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Audit Committee, Report No.25).

For this fiscal term, the Bank recorded "funding-related swap transactions" and "cross currency swap transactions" in accordance with the previous method as allowed as tentative treatment stipulated in JICPA Industry Audit Committee Report No.25. Translated Japanese yen differences on forward foreign exchange transactions and others were recorded on a net basis on the consolidated balance date.

Fund swap transactions were accounted as follows based on JICPA Industry Audit Committee Report No.25:

Principal amounts of lending / borrowing transactions are translated into yen using the exchange rates in effect at the end of the fiscal year and the net amount is recorded on the balance sheet.

Differences arising from different exchange rates applying to the first (spot) and second (forward) legs, are recognized as gains or losses on an accrual basis for the period from the first leg to the second leg.

Fund swap transactions are originated for the purpose of lending and borrowing in different currencies, where (1) the notional amounts of lending and borrowing are equal to the amounts of foreign exchange purchased or sold as a spot transaction and (2) the amounts of future payment for and proceed from borrowing and lending, respectively, with the contractual interest payment or receipt denominated in foreign currency, are equal to the amounts of foreign exchange purchased or sold as a forward transaction.

Currency swap transactions, in which the transactions are (1) originated for the purpose of lending and borrowing in different currencies, (2) amounts payable / receivable at the maturity date are equal to amounts receivable / payable at the contract date and (3) the swap rates applied to principal and interest are rational, were accounted for as follows based on JICPA Industry Audit Committee Report No.25 (These currency swap transactions include transactions that renew one currency's equivalent amount of principal on every payment day of interest, using the current exchange rate of the day.) :

- Principal amounts of Lending / borrowing transactions are translated into yen using the exchange rates in effect at the end of the fiscal year and the net amount is recorded on the balance sheet.
- Interest is recognized as gains or losses on an accrual basis for the period from the date of the first leg to the second leg.

j. Leases

Noncancelable lease transactions are accounted for as operating leases (whether such leases are classified as operating leases or finance leases), except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

k. Hedge accounting

The Bank applies the macro-hedge method in its hedge accounting. By using derivative transactions, this method allows for comprehensive management of interest rate risk associated with a large number of financial assets and liabilities, such as loans and deposits. To those the risk adjustment approach (set forth in the industry audit committee report No.15 "Temporary treatment for accounting and auditing application of accounting standard for financial instruments in banking industry" issued by the JICPA) is applied, the Bank utilizes deferred hedges in its account treatment. Also, the Bank evaluates the effectiveness of a hedges by whether or not the amount of risk associated with the derivative transaction(used as a method of risk adjustment) is kept within parameters established in the Bank's risk management policy and whether or not the interest rate risks targeted by the hedge are in fact reduced.

Exceptional treatment of interest rate swaps are applied to certain assets and liabilities of the Bank.

Deferred hedges based on—one-to-one hedges are applied to certain assets and liabilities of the Bank.

The net amount of profit / loss or revaluation differences resulting from the hedges method is booked as a deferred hedges loss in other assets. The total amount of aforementioned deferred hedges loss before netting was ¥22,253 million and the total amount of deferred hedges profits was ¥0 million.

L. Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

M. Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. See Note 21.

N. Cash and cash equivalents

Cash and cash equivalents consist of cash and deposits with the central bank which are included in "Cash and cash due from banks" in the consolidated balance sheets.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥120.20 = U.S.$1, the approximate rate of exchange on March 31, 2003, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

3. Money Held in Trust

Money held in trust included unrealized (loss) income amounting to ¥(0) million and ¥35 million for the years ended March 31, 2003 and 2002, respectively.

4. Securities

Securities at March 31, 2003 and 2002 were as follows:

	(Millions of yen)	
	2003	2002
National government bonds	**¥ 503,194**	¥ 397,798
Local government bonds	**63,205**	47,039
Corporate bonds	**329,411**	269,854
Equity securities	**77,296**	89,403
Other securities	**389,914**	432,821
Total	**¥ 1,363,022**	¥ 1,236,918

Information regarding marketable securities classified as other securities at March 31, 2003 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain
Listed securities:			
Stock	¥ 50,473	¥ 69,278	¥ 18,804
Bonds	875,226	884,702	9,475
Others	358,840	389,796	30,956
Total	¥1,284,540	¥1,343,777	¥ 59,236

Sales of securities classified as other securities amounted to ¥140,270 million with aggregate gain and loss of ¥1,353 million and ¥1,328 million, respectively, for the year ended March 31, 2003.

The redemption schedule for securities with maturity dates classified as other securities at March 31, 2003 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 211,712	¥ 542,545	¥ 61,542	¥ 80,011
Others	18,300	209,338	149,641	8,699
Total	¥ 230,012	¥ 751,883	¥ 211,183	¥ 88,711

Information regarding marketable securities classified as other securities at March 31, 2002 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain
Listed securities:			
Stock	¥ 59,858	¥ 80,443	¥ 20,585
Bonds	696,774	705,929	9,154
Others	359,943	367,395	7,452
Total	¥1,116,576	¥1,153,768	¥ 37,191

Sales of securities classified as other securities amounted to ¥101,134 million with aggregate gain and loss of ¥244 million and ¥404 million, respectively, for the year ended March 31, 2002.

The redemption schedule for securities with maturity dates classified as other securities at March 31, 2002 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 89,640	¥ 577,190	¥ 11,447	¥ 36,413
Others	35,318	177,844	202,952	15,830
Total	¥ 124,959	¥ 755,034	¥ 214,400	¥ 52,244

5. Loans and Bills Discounted

Loans and bills discounted at March 31, 2003 and 2002 included the following loans:

	(Millions of yen)	
	2003	2002
Loans to borrowers in bankruptcy	**¥ 38,321**	¥ 43,772
Delinquent loans	**195,992**	292,467
Loans past due for three months or more	**64**	606
Restructured loans	**108,062**	107,691
Total	**¥ 342,440**	¥ 444,537

Loans are generally placed on nonaccrual status when the ultimate collectibility of either the principal or interest becomes doubtful because payments have been in arrears for a certain period or due to other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans to borrowers in legal bankruptcy as defined in the Corporation Tax Law. Delinquent loans represent nonaccrual loans other than loans to borrowers in bankruptcy and restructured loans.

Loans past due for three months or more represent loans on which payments of principal or interest have been in arrears for three months or more, but do not meet the criteria for loans to borrowers in bankruptcy and delinquent loans.

Restructured loans are loans which have been restructured to support the rehabilitation of certain borrowers who are encountering financial difficulties, with the intention of ensuring recovery of the loans by providing easier repayment terms for the borrowers (such as by reducing the rate of interest or by providing a grace period for the payment of principal/interest, etc.), and are not classified in any of the above categories.

Notes discounted are recorded as cash lending / borrowing transactions in accordance with "Accounting and auditing treatments of the Application of Accounting Standards for Financial Instruments in the Banking Industry" (JICPA Industry Audit Committee, Report No.24). The Bank has a right to sell or collateralize such bills at the discretion of the Bank.

Total face value of commercial bills and bills of exchange acquired through discounting amounted to ¥99,882 million and ¥116,035 million at March 31,2003 and 2002, respectively.

Line-of-credit agreements relating to overdrafts and loans are agreements which oblige the Bank to lend funds up to a certain limit agreed in advance. The Bank makes the loan upon the request of an obligor to draw down funds under such a loan agreement as long as there is no breach of the various terms and conditions stipulated in the relevant loan agreement. The unused line-of-credit balance relating to these overdrafts and loan agreements at Mach 31, 2003 and 2002 amounted to ¥1,678,518 million and ¥1,668,631 million, respectively. The amount related to overdrafts and loans with a term of one year or less or overdrafts and loans which permit unconditional cancellation at any time was ¥1,673,643 million at March 31, 2003.

As many cases, the term of a line-of-credit agreement runs its course without any loan ever being drawn down and the unused loan commitment will not necessarily affect future cash flows of the Bank and its subsidiaries. Conditions are included in certain loan agreements which allow the Bank and subsidiaries either to decline the request for a loan to be draw down or to reduce the agreed-upon limit amount where there is due cause to do so, such as when there is a change in the borrower's financial condition, or when it is necessary to do so in order to protect the Bank's and subsidiaries' credit. The Bank and its subsidiaries take various measures to protect their credit. Such measures include having the borrower pledge collateral to the Bank and subsidiaries in the form of real estate, securities, etc. upon signing the loan agreement or, in accordance with the Bank's established internal procedures, confirming the borrower's financial condition, etc. at regular intervals after signing and, where necessary, amending the conditions of the agreement.

6. Foreign Exchange Assets and Liabilities

Foreign exchange assets and liabilities at March 31, 2003 and 2002 consisted of the followings:

	(Millions of yen)	
	2003	2002
Assets		
Due from foreign banks	**¥ 668**	¥ 639
Foreign exchange bills bought	**221**	237
Foreign exchange bills receivable	**1,572**	2,117
Total	**¥ 2,461**	¥ 2,994
Liabilities		
Due to foreign banks	**¥ —**	¥ 37
Foreign exchange bills sold	**209**	193
Foreign exchange bills payable	**14**	11
Total	**¥ 224**	¥ 242

7. Premises and Equipment

Land utilized for the Bank's business activities was revalued at March 31, 1998 on the basis prescribed in the Law Concerning the Revaluation of Land. The income tax effect on the difference between the book value and the revalued amount has been presented under liabilities as "Deferred tax liabilities on land valuation account" and the remaining balance has been presented under stockholders' equity as "Land valuation account" in the accompanying consolidated balance sheets.

8. Pledged Assets

Assets pledged as collateral at March 31, 2003 and 2002 consisted of the follows:

	(Millions of yen)	
	2003	2002
Assets pledged as collateral		
Securities	**¥ 341,408**	¥ 175,047
Loans and bills discounted	**234,900**	—
Liabilities corresponding to assets pledged as collateral		
Deposits	**32,612**	37,330
Deposits received for bonds lending / borrowing transactions	**116,779**	—
Bills sold	**20,000**	—

In addition, securities totaling ¥234,650 million and ¥234,657 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2003 and 2002, respectively.

Premises and equipment included ¥2,179 million of guarantee money and deposits. Other assets included ¥12 million of deposit for clearing house.

See Note1(d) for the description of deposits received for bonds lending / borrowing transactions.

9. Borrowed money

Borrowed money at March 31, 2003 and 2002 included subordinated borrowings amounting to ¥64,000 million and ¥43,000 million, respectively.

10. Bonds payable and convertible bonds

Bonds payable at March 31, 2003 and 2002 represented unsecured 6.275% bonds, payable in U.S. dollars, due 2004.

Convertible bonds at March 31, 2003 and 2002 represented unsecured 1.1% subordinated convertible bonds, payable in yen, due 2007, which, unless previously redeemed, are convertible at any time up to and including September 28, 2007 into shares of common stock of the Bank at the option of the holders at a conversion price of ¥559 per share at March 31, 2003. Under the provisions of the issue, the conversion price is subject to adjustments in certain cases which include stock splits.

11. Retirement benefit plans

The Bank and subsidiaries have defined benefit plans, i.e., welfare pension fund plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheet as of March 31, 2003 and 2002 for the Bankís and the subsidiariesí defined benefit plans:

	(Millions of yen)	
	2003	2002
Retirement benefit obligation	**¥(96,975)**	¥(95,876)
Plan assets at fair value	**66,490**	77,070
(Assets held by retirement benefit trust)	**23,886**	29,827
Unfunded retirement benefit obligation	**(30,484)**	(18,805)
Unrecognized actuarial loss	**31,325**	3,326
Unrecognized prior service cost	**(1,860)**	(1,107)
Reserve for employees' retirement benefits	**¥ (1,019)**	¥ (5,601)

The government-sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table.

The components of retirement benefit expenses for the year ended March 31, 2003 are outlined as follows:

	(Millions of yen)	
	2003	2002
Service cost	**¥ 2,831**	¥ 2,756
Interest cost	**2,386**	2,726
Expected return on plan assets	**(2,697)**	(2,738)
Expense for prior service cost	**(1,466)**	(5,462)
Expense for net actuarial loss	**2,211**	1,087
Retirement benefit expenses	**¥ 3,264**	¥ (1,630)

The assumptions used in the accounting for the above plans were as follows:

	2003	2002
(a) Discount rate:	**2.5%**	3.0%
(b) Expected return on plan assets	**3.5%**	3.5%

12. Reserve for possible losses on loans sold

The reserve for possible losses on loans sold is provided against possible future losses after consideration of the value of the collateral of the loans sold to the Cooperative Credit Purchasing Company, Limited.

13. Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are included in this account. As a contra account, "Customers' liabilities for acceptances and guarantees" is shown on the assets side, which represents the Bank's right of indemnity from the applicants.

14. Net unrealized gains on securities

Net unrealized gains on securities at March 31, 2003 and 2002 consisted of the followings:

	(Millions of yen)	
	2003	2002
Gross unrealized gains on securities classified as other securities	**¥ 59,236**	¥ 37,191
Deferred tax liabilities applicable to unrealized gains	**24,042**	15,550
Unrealized gains on securities, net of the applicable income taxes before adjustment for minority interests	**35,193**	21,641
Minority interests	**(26)**	(21)
Net unrealized gains on securities classified as other securities	**¥ 35,220**	¥ 21,662

15. Income Taxes

Income taxes applicable to the Bank and subsidiaries comprise corporation, enterprise and inhabitants' taxes, which, in the aggregate, resulted in statutory tax rates of 41.8 percent for 2003 and 2002.

The significant components of the deferred tax assets and liabilities as of March 31, 2003 and 2002 were as follows:

	(Millions of yen)	
	2003	2002
Deferred tax assets:		
Reserve for possible loan losses	**¥ 64,586**	¥ 85,469
Reserve for employees retirement benefits	**13,231**	12,309
Loss carry forward for tax purposes	**13,189**	947
Depreciation of securities	**3,813**	4,096
Depreciation expenses	**1,691**	1,827
Other	**2,023**	1,641
	98,535	106,291
Deferred tax liabilities:		
Unrealized gain on securities	**24,042**	15,550
Retirement benefit trust	**8,532**	8,727
Reserve for special depreciation	**537**	394
Other	**905**	267
Net deferred tax assets	**¥ 64,518**	¥ 81,350

As a result of the amendment of the local tax law, the effective tax rate to be used in the deferred tax accounting for the year ended March 31, 2004 and thereafter was changed from 41.8% to 40.5%.

Accordingly, deferred tax assets decreased by \1,008 million, provision for income taxes–deferred increased by \1,732 million, deferred tax liabilities on land revaluation account decreased by \1,152 million, land revaluation account increased by the same amount, and unrealized gains of securities increased by \732 million as of March 31, 2003 or for the year then yended.

16. Net Income per Share

Net income per share for the years ended March 31, 2003 and 2002 was as follows:

	(yen)	
	2003	2002
Net income per share:		
Basic	**¥ 12.07**	¥ 29.25
Diluted	**11.07**	26.22

Basic income per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common shares to be issued upon the convertible bonds.

From this fiscal term and onwards, the Bank has adopted "Accounting Standard for Net income per Share" (Financial Accounting Standard Committee, September 25,2002).

As a result, net income per share for this fiscal term would be \12.15 (net income per share assuming dilution would be \11.14) and net assets per share would be \497.83 if the method used in the previous fiscal year were used.

17. Supplementary Cash Flow Information

a) Reconciliation of cash and cash equivalents

The reconciliation of cash and cash due from banks in the consolidated balance sheet to cash and cash equivalents in the consolidated statement of cash flows at March 31, 2003 and 2002 were as follows:

	(Millions of yen)	
	2003	2002
Cash and due from banks	**¥ 199,950**	¥ 269,558
Interest-earning deposits with other banks	**(1,931)**	(70,350)
Cash and cash equivalents	**¥ 198,019**	¥ 199,208

b) Major non-cash transactions

None

18. Leases

a) Lessees' Accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2003 and 2002, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2003	2002
Equipment:		
Acquisition costs	**¥ 11,441**	¥ 19,489
Accumulated depreciation	**5,271**	9,247
Net book value	**¥ 6,169**	¥ 10,242

Lease payments relating to finance lease transactions accounted for as operating leases amounted to \3,174 million and \3,684 million for the years ended March 31, 2003 and 2002, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to \2,819 million and \271 million, respectively, for the year ended March 31, 2003, and \3,108 million and \546 million, respectively, for the year ended March 31, 2002.

Future minimum lease payments subsequent to March 31, 2003 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2004	¥ 2,006
2005 and thereafter	4,521
Total	¥ 6,528

19. Derivative transaction

The Bank has entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates, interest rates and debt security prices.

Information regarding the derivative transactions outstanding at March 31, 2003 is as follows:

Interest-related transactions

	(Millions of yen)		
As of Mar. 31, 2003	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/fixed and pay/floating	¥ 2,300	¥ 43	¥ 42
Receive/floating and pay/fixed	2,300	(12)	(11)
Options:			
Caps sold	¥ 9,490	–	–
(Premium)	(155)	45	110
Caps purchased	9,490	–	–
(Premium)	(92)	45	(46)
Total	–	–	¥ 94

	(Millions of yen)		
As of Mar. 31, 2002	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/fixed and pay/floating	¥ 36	¥ 1	¥ 1
Receive/floating and pay/fixed	36	(1)	(1)
Options:			
Caps sold	¥ 500	–	–
(Premium)	(11)	1	9
Caps purchased	500	–	–
(Premium)	(10)	1	(8)
Total	–	–	¥ 1

Note: The derivative transactions accounted for as hedges have been excluded from the above table.

Forward exchange contracts to sell and buy foreign currencies, which were accounted for at market value at the balance sheet date, amounted to ¥38,254 and ¥13,360 million at March 31, 2003 and 2002, respectively.

20. Segment Information

(a) Business Segment Information

The Bank's operation includes guarantee and credit card business in addition to banking business. As such operations are immaterial, separate segment information are not disclosed.

(b) Geographic Segment Information

The disclosure of geographical segment information has been omitted as operating income and total assets of the foreign operations constituted less than 10% of the consolidated totals.

(c) Income from International Operations

	(Millions of yen)		
	Income from international operations / Consolidated operating income	Income from international operations / Consolidated operating income	Income from international operations / Consolidated operating income
Year ended March 31, 2003	**¥ 23,197**	**¥ 164,326**	**14.1%**
Year ended March 31, 2002	**¥ 24,660**	**¥ 166,687**	**14.7%**

The disclosure of income from international operations has been omitted, as income from international operations constituted less than 10% of consolidated operating income.

21. Subsequent event

The following appropriations of retained earnings of the Bank, which have not been reflected in the consolidated financial statements for the year ended March 31, 2003, were approved at a stockholders' meeting held on June 27, 2003:

	(Millions of yen)
Cash dividends (¥2.5 per share)	¥1,586
Bonuses to directors and statutory auditors	40
	¥1,626

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the accompanying consolidated balance sheets of The Bank of Fukuoka, Ltd. and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of Fukuoka, Ltd. and consolidated subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Shin Nihon & Co.

Shin Nihon & Co.
June 27, 2003

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of The Bank of Fukuoka, Ltd. and consolidated subsidiaries under Japanese accounting principles and practices.

NON-CONSOLIDATED BALANCE SHEETS

Years ended March 31, 2003 and 2002 The Bank of Fukuoka, Ltd.

	2003	2002	2003
	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars) (Note 2)
Assets			
Cash and due from banks	¥ 199,948	¥ 269,554	$ 1,663
Call loans	43,089	160,768	358
Monetary receivables bought	8,946	4,886	74
Trading assets	7,665	38,618	63
Money held in trust	1,511	1,801	12
Securities (Notes 3 and 7)	1,362,852	1,236,895	11,338
Loans and bills discounted (Notes 4 and 7)	5,178,486	4,853,466	43,082
Foreign exchange assets	2,461	2,994	20
Other assets (Note 6)	56,337	57,887	468
Premises and equipment (Note 5)	145,543	147,114	1,210
Deferred tax assets (Note 18)	62,669	79,663	521
Customers' liabilities for acceptances and guarantees (Note 13)	97,788	109,838	813
Reserve for possible loan losses	(176,530)	(226,262)	(1,468)
Total assets	¥ 6,990,771	¥6,737,226	$ 58,159
Liabilities and stockholders' equity			
Liabilities			
Deposits (Notes 7 and 8)	¥ 6,164,986	¥5,974,964	$ 51,289
Call money	34,810	48,410	289
Deposits received for bonds lending / borrowing transaction (Note 7)	116,779	—	971
Bills sold (Note 7)	20,000	—	166
Trading liabilities	164	—	1
Borrowed money	75,013	55,072	624
Foreign exchange liabilities	224	242	1
Bonds payable (Note 9)	24,040	26,650	200
Convertible bonds (Note 9)	—	47,417	—
Bonds with stock subscription right (Note 9)	47,417	—	394
Other liabilities (Note 10)	57,543	139,878	478
Reserve for employees retirement benefits (Note 11)	677	785	5
Deferred tax liabilities on land revaluation account	38,293	39,754	318
Acceptances and guarantees (Note 13)	97,788	109,838	813
Total liabilities	6,677,737	6,443,015	55,555
Stockholders' equity			
Common stock (Note 14)	58,658	58,658	488
Capital surplus (Note 14)	36,913	36,913	307
Legal reserve (Note 15)	46,520	46,520	387
Voluntary reserve	71,256	55,620	592
Retained earnings	8,536	19,508	71
Land revaluation account	56,051	55,327	466
Unrealized gains on securities (Note 18)	35,237	21,677	293
Treasury stock	(142)	(15)	(1)
Total stockholders' equity	313,033	294,211	2,604
Total liabilities and stockholders' equity	¥ 6,990,771	¥6,737,226	$ 58,159

See accompanying notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended March 31, 2003 and 2002 The Bank of Fukuoka, Ltd.

	2003	2002	2003
	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars) (Note 2)
Income			
Income from funds under management:			
Interest on loans and bills discounted	**¥ 98,219**	¥ 101,719	**$ 817**
Interest and dividends on securities	**29,409**	30,380	**244**
Interest on call loans	**85**	1,116	**0**
Interest on receivables under resale agreements	**—**	0	**—**
Interest on bills bought	**0**	1	**0**
Interest on money held	**21**	2,429	**0**
Interest on interest rate swap	**1,178**	761	**9**
Other interest income	**235**	275	**1**
Trust fees	**2**	2	**0**
Fees and commissions	**24,357**	22,412	**202**
Trading income	**144**	95	**1**
Other operating income (Note 16)	**1,841**	117	**15**
Other income (Note 16)	**6,241**	8,657	**51**
Total income	**161,737**	167,969	**1,345**
Expenses			
Cost of fund-raising:			
Interest on deposits	**3,969**	7,849	**33**
Interest on call money	**533**	888	**4**
Interest on deposits received for bonds lending / borrowing transactions	**1,539**	—	**12**
Interest on bills sold	**0**	—	**0**
Interest on borrowed money	**1,742**	1,673	**14**
Interest on bonds payable	**1,491**	1,611	**12**
Interest on convertible bonds	**—**	521	**—**
Interest on bonds with stock subscription right	**521**	—	**4**
Interest on interest rate swap	**11,390**	10,570	**94**
Other interest expenses	**1,235**	8,445	**10**
Fees and commissions	**7,560**	6,932	**62**
Other operating expenses (Note 17)	**808**	751	**6**
General and administrative expenses	**75,812**	76,930	**630**
Other expenses (Note 17)	**39,316**	20,257	**327**
Total expenses	**145,921**	136,431	**1,213**
Income before income taxes	**15,815**	31,536	**131**
Provision for income taxes (Note 18):			
Current	**98**	124	**0**
Deferred	**8,258**	13,019	**68**
Net income (Note 19)	**7,458**	18,392	**62**
Retained earnings (deficit) at beginning of year	**19,508**	(75,457)	**162**
Transfer from land revaluation account	**437**	80,464	**3**
Appropriations			
Legal reserve	**—**	317	**—**
Bonuses to directors and corporate auditors	**50**	—	**0**
Voluntary reserve	**15,645**	400	**130**
Dividends	**3,172**	3,172	**26**
Total	**18,867**	3,889	**156**
Retained earnings at end of year (Note 21)	**¥ 8,536**	¥ 19,508	**$ 71**

See accompanying notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2002 The Bank of Fukuoka, Ltd.

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying non-consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") have been compiled from the non-consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan and have been prepared in accordance with accounting principles and practices generally accepted in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Accounting Policies

The accompanying non-consolidated financial statements of the Bank have been prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated financial statements. Accordingly, the accompanying non-consolidated financial statements should be read in conjunction with Notes to Consolidated Financial Statements.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥120.20 = U.S.$1, the approximate rate of exchange on March 31, 2003, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

3. Securities

Securities at March 31, 2003 and 2002 were as follows:

	(Millions of yen)	
	2003	2002
National government bonds	**¥ 503,194**	¥ 397,798
Local government bonds	**63,205**	47,039
Corporate bonds	**329,411**	269,854
Equity securities	**77,128**	89,384
Other securities	**389,912**	432,817
Total	**¥1,362,852**	¥1,236,895

4. Loans and Bills Discounted

Loans and bills discounted at March 31, 2003 and 2002 consisted of the following:

	(Millions of yen)	
	2003	2002
Bills discounted	**¥ 99,660**	¥ 115,797
Loans on bills	**701,324**	696,055
Loans on deeds	**3,572,891**	3,347,852
Overdrafts	**804,609**	693,762
Total	**¥5,178,486**	¥4,853,466

Loans and bills discounted at March 31, 2003 and 2002 included the following loans:

	(Millions of yen)	
	2003	2002
Loans to borrowers in bankruptcy	**¥ 38,279**	¥ 43,725
Delinquent loans	**195,838**	292,325
Loans past due for three months or more	**64**	606
Restructured loans	**108,062**	107,691
Total	**¥ 342,244**	¥ 444,348

See Note 5 to the consolidated financial statements for the description of these loans.

Total face value of commercial bills and million bills of exchange acquired through discounting amounted to ¥99,882 million and ¥116,035 million at March 31,2003 and 2002, respectively.

On the balance sheet, the participating principal of ¥116,889 million were recorded as a loan to original obligors in the loan participation in accordance with JICPA Accounting System Committee Report No.3 dated June 1, 1995.

The unused line-of-credit balance relating to overdrafts and loan agreements at Mach 31, 2003 and 2002 amounted to ¥1,605,547 million and ¥1,597,448 million, respectively.

See Note 5 to the consolidated financial statements for the description of the line-of-credit agreements.

5. Premises and Equipment

Premises and equipment at March 31, 2003 and 2002 consisted of the following:

	(Millions of yen)	
	2003	2002
Land	**¥ 116,755**	¥ 116,702
Buildings	**68,074**	67,013
Other	**31,270**	32,465
Total	**216,101**	216,183
Accumulated depreciation	**(70,558)**	(69,068)
Net book value	**¥ 145,543**	¥ 147,114

6. Other Assets

Other assets at March 31, 2003 and 2002 consisted of the followings:

	(Millions of yen)	
	2003	2002
Accrued income	**¥ 15,199**	¥ 17,455
Prepaid expenses	**31**	10
Financial derivatives	**77**	—
Deferred hedge losses	**22,253**	18,417
Other	**18,776**	22,004
Total	**¥ 56,337**	¥ 57,887

7. Pledged Assets

Assets pledged as collateral at March 31, 2003 and 2002 consisted of the follows

	(Millions of yen)	
	2003	2002
Assets pledged as collateral		
Securities	**¥ 341,408**	¥ 175,047
Loans and bills discounted	**234,900**	—
Liabilities corresponding to assets pledged as collateral		
Deposits	**32,612**	37,330
Deposits received for bonds lending / borrowing transactions	**116,779**	—
Bills sold	**20,000**	—

In addition, securities totaling ¥234,650 million and ¥234,657 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2003 and 2002, respectively.

See Note 1(d) to the consolidated financial statements for the description of deposits received for bonds lending / borrowing transactions.

8. Deposits

A breakdown of deposits at March 31, 2003 and 2002 was as follows:

	(Millions of yen)	
	2003	2002
Current deposits	**¥ 270,003**	¥ 52,602
Ordinary deposits	**2,758,248**	2,669,135
Deposits at notice	**36,886**	43,447
Time deposits	**2,491,008**	2,653,393
Negotiable certificates of deposit	**268,414**	179,346
Other deposits	**340,425**	377,038
Total	**¥6,164,986**	¥5,974,964

9. Bonds payable and Convertible bonds (Bonds with stock subscription rights)

See Note 10 to the consolidated financial statements for the description of these bonds.

10. Other Liabilities

Other liabilities at March 31, 2003 and 2002 consisted of the followings:

	(Millions of yen)	
	2003	2002
Domestic exchange settlement account, credit	**¥ 3,672**	¥ 2,097
Corporation tax	**143**	80
Accrued expenses	**8,874**	9,633
Unearned income	**4,366**	3,011
Employees' deposits	**2,776**	3,306
Financial derivatives	**22,303**	18,417
Deposits on securities sold	**—**	68,676
Other	**15,406**	34,656
Total	**¥ 57,543**	¥139,878

11. Retirement Benefit Plans

See Note 11 to the consolidated financial statements for the description of employees' retirement benefit plans.

12. Reserve for possible losses on loans sold

See Note 12 to the consolidated financial statements for the description of reserve for possible losses on loans sold.

13. Acceptance and Guarantees

See Note 13 to the consolidated financial statements for the description of acceptance and guarantees.

14. Common Stock and Capital Surplus

Information with respect to the common stock and capital surplus of the Bank at March 31, 2003 and 2002 is as follows:

The authorized number of shares of common stock was 1.8 billion shares at March 31, 2003 and 2002.

	(Millions of yen)	
	2003	2002
Common stock:		
Balance at beginning of the year	**¥ 58,658**	¥ 58,658
Conversion of convertible bonds	—	—
Balance at end of year	**¥ 58,658**	¥ 58,658
(Shares issued and outstanding at end of year)	**(634,748 Thousand shares)**	(634,748 thousand shares)
Capital surplus:		
Balance at beginning of the year	**¥ 36,913**	¥ 36,913
Conversion of convertible bonds	—	—
Balance at end of year	**¥ 36,913**	¥ 36,913

15. Legal Reserve

Under the Banking Law of Japan, an amount equivalent to at least 20% of cash dividends and other cash appropriations of retained earnings shall be appropriated to the legal reserve from the retained earnings until such reserve equals 100% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to capital.

16. Other Operating Income and Other Income

The composition of other operating income for the years ended March 31, 2003 and 2002 was as follows:

	(Millions of yen)	
	2003	2002
Other operating income		
Gains on foreign exchange transactions	**¥ 1,308**	¥ 26
Gains on sales of bonds	**504**	90
Gains on financial derivatives	**28**	—
Other	**0**	1
Total	**¥ 1,841**	¥ 117

The components of other income for the years ended March 31, 2003 and 2002 were as follows:

	(Millions of yen)	
	2003	2002
Other income:		
Gains on sales of stocks and other securities	**¥ 848**	¥ 151
Gains on money held in trust	**12**	51
Gains on dispositions of premises and equipment	**6**	163
Collection of written-off claims	**4**	8
Gain on accrued retirement benefit cost	—	5,462
Others	**5,369**	2,820
Total	**¥ 6,241**	¥ 8,657

17 Other Operating Expenses and Other Expenses

The composition of other operating expenses for the years ended March 31, 2003 and 2002 was as follows:

	(Millions of yen)	
	2003	2002
Other operating expenses:		
Losses on sales of bonds	**¥ 400**	¥ 404
Losses on redemption of bonds	**79**	288
Derivative costs	—	5
Others	**328**	53
Total	**¥ 808**	¥ 751

The components of other expenses for the years ended March 31, 2003 and 2002 were as follows:

	(Millions of yen)	
	2003	2002
Other expenses:		
Transfer to reserve for possible loan losses	**¥ 23,104**	¥ 6,412
Loans written-off	—	8
Transfer to reserve for possible losses on loan sold	—	(64)
Losses on sales of stocks and other securities	**927**	0
Losses on devaluation of stocks and securities	**8,512**	8,474
Losses on money held in trust	**0**	331
Losses on sales and disposal of premises and equipment	**613**	629
Others	**6,158**	4,464
Total	**¥ 39,316**	¥ 20,257

18. Income Taxes

Income taxes applicable to the Bank comprise corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in statutory tax rate of 41.8% for 2003 and 2002.

The significant components of the Bank's deferred tax assets and liabilities as of March 31, 2003 and 2002 were as follows:

	(Millions of yen)	
	2003	2002
Deferred tax assets:		
Reserve for possible loan losses	**¥ 63,278**	¥ 84,250
Loss carry forward for tax purposes	**13,174**	947
Reserve for employee retirement benefits	**13,108**	12,208
Devaluation of securities	**3,792**	4,091
Depreciation expenses	**1,690**	1,826
Other	**1,663**	1,305
	96,707	104,629
Deferred tax liabilities:		
Unrealized gain on securities	**24,074**	15,575
Retirement benefit trust	**8,532**	8,727
Reserve for special depreciation	**537**	394
Other	**894**	267
Net deferred tax assets	**¥ 62,669**	¥ 79,663

19. Net Income per Share

Net income per share for the years ended March 31, 2003 and 2002 was as follows:

	(Yen)	
	2003	2002
Net income (loss):		
Basic	**¥ 11.69**	¥ 28.97
Diluted	**10.74**	25.99

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common shares to be issued upon the conversion of convertible bonds.

From this fiscal term and onwards, the Bank has adopted "Accounting Standard for Net income per Share" (Financial Accounting Standard No.2).

As a result, net income per share for this fiscal term would be ¥11.75 (net income per share assuming dilution would be ¥10.79) and net assets per share would be ¥493.40 if the method used in the previous interim fiscal term and fiscal year were used.

20. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2003 and 2002 which would have been reflected in the non-consolidated balance sheet if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2003	2002
Equipment:		
Acquisition costs	**¥ 11,162**	¥19,0676
Accumulated depreciation	**5,071**	8,960
Net book value	**¥ 6,091**	¥ 10,107

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥3,089 million and ¥3,571 million for the year ended March 31, 2003 and 2002, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥2,744 million and ¥265 million, respectively, for the year ended March 31, 2003, and ¥3,011 million and ¥534 million, respectively, for the year ended March 31, 2002.

Future minimum lease payments subsequent to March 31, 2003 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2004	¥ 1,955
2005 and thereafter	4,485
Total	¥ 6,441

21. Subsequent Event

The following appropriation of retained earnings, which have not been reflected in the non-consolidated financial statements for the year ended March 31, 2003, were approved at stockholders' meeting held on June 27, 2003:

	(Millions of yen)
Cash dividends (¥2.50 per share)	¥1,586
Bonuses to directors and corporate auditors	40
Voluntary reserve	4,314
	¥5,940

19. Net Income (Loss) per Share

Net income (loss) per share for the years ended March 31, 2002 and 2001 was as follows:

	(Yen)	
	2002	2001
Net income (loss):		
Basic	**¥ 28.97**	¥ (121.04)
Diluted	**25.99**	—

Basic net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common shares to be issued upon the conversion of convertible bonds.

20. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2002 and 2001 which would have been reflected in the non-consolidated balance sheet if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2002	2001
Equipment:		
Acquisition costs	**¥ 19,067**	¥14,966
Accumulated depreciation	**8,960**	7,136
Net book value	**¥ 10,107**	¥ 7,830

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥3,571 million and ¥3,197 million for the year ended March 31, 2002 and 2001, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥3,011 million and ¥534 million, respectively, for the year ended March 31, 2002, and ¥2,548 million and ¥609 million, respectively, for the year ended March 31, 2001.

Future minimum lease payments subsequent to March 31, 2002 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2003	¥ 3,576
2004 and thereafter	7,061
Total	¥10,637

21. Subsequent Event

The following appropriation of retained earnings, which have not been reflected in the non-consolidated financial statements for the year ended March 31, 2002, were approved at stockholders' meeting held on June 27, 2002:

	(Millions of yen)
Cash dividends (¥2.50 per share)	¥1,586
Bonuses to directors and statutory auditors	50
Reserve for special depreciation	15,645
	¥17,281

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the accompanying non-consolidated balance sheets of The Bank of Fukuoka, Ltd. as of March 31, 2003 and 2002, and the related non-consolidated statements of operations and retained earnings for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of The Bank of Fukuoka, Ltd. at March 31, 2003 and 2002, and the results of its operations for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.



Shin Nihon & Co.
June 27, 2003

See Note 1 to the non-consolidated financial statements which explains the basis of preparation of the non-consolidated financial statements of The Bank of Fukuoka, Ltd. under Japanese accounting principles and practices.

COMPANY DATA

BOARD OF DIRECTORS AND AUDITORS

Chairman
Ryoji Tsukuda

President
Kiyoshi Teramoto

Deputy President
Masaaki Tani

Senior Managing Directors
Kazunori Shibuta
Kazuo Oniki

Managing Directors
Isamu Ueda
Seiji Yamauchi
Osamu Suematsu
Masazumi Tsuru
Kazutoshi Nakamura

Directors
Yukuo Osada
Minoru Katsuno
Kenji Hayashi
Osamu Obata
Jun Tanaka
Masao Ito
Hajime Suzuki
Takashige Shibato

Standing Auditors
Setsuya Yukimasa
Nobuhisa Eto

Auditors
Hidemi Ashizuka
Yoichi Sugioka
Tsuguo Nagao

(As of July 2003)

HEAD OFFICE

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan
Phone: 092-723-2131

BUSINESS PLANNING DIVISION

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan

International Planning Department
Phone: 092-723-2591 Fax: 092-716-3180

Asian Center
Phone: 092-723-2591 Fax: 092-716-3180

OPERATIONS ADMINISTRATION DIVISION

7-7, Momochihama 1-chome, Sawara-ku,
Fukuoka 814-0001, Japan

Trade & Foreign Business Operations Center
Phone: 092-844-6091 Fax: 092-844-6040
SWIFT Address: FKBKJPJT

TREASURY DIVISION

8-7, Yaesu 2-chome, Chuo-ku,
Tokyo 104-0028, Japan
SWIFT Address: FKBKJPJT

Funds & Securities Group
Phone: 03-3242-6935 Fax: 03-3242-6923

Trading Department
Phone: 03-3242-6931 Fax: 03-3242-6923

Treasury Management Department
Treasury Risk Management Group
Phone: 03-3242-6913 Fax: 03-3242-6918

Treasury Administration Group
Phone: 03-3242-6930 Fax: 03-3242-6918

OVERSEAS OFFICES

Hong Kong Representative Office
3101 Alexandra House, 16-20, Chater Road,
Central, Hong Kong, S.A.R., P.R.C.
Phone: 2524-2169 Fax: 2845-9250

Shanghai Representative Office
Room 2010, Shanghai International
Trade Center, 2201 Yan-an Road (West),
Shanghai, P.R.C.
Phone: 21-6219-4570 Fax: 21-6219-5614

Dalian Representative Office
Room 622,623 Furama Hotel,
Dalian, 60 Renmin Road,
Dalian, P.R.C.
Phone: 411-282-3643 Fax: 411-282-3644

Number of Offices	
Domestic:	
Fukuoka Prefecture	150
Other districts	17
International:	
Hong Kong/Shanghai/Dalian	3
Total	170

(As of July 2003)

THE BANK OF FUKUOKA, LTD.

http://www.fukuokabank.co.jp